Exhibit 99.1

Can-Fite Completes Phase II/III Trial for CF101 in Treatment of Psoriasis

Data expected to be released in Q1 2015

PETACH TIKVA, Israel, February 4, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that all patients enrolled in its Phase II/III psoriasis trial for the Company’s drug candidate CF101 have completed the study’s 32 week treatment protocol. The trial has been completed and the final data is ready for analysis. The Company plans to publish top line results by the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial for CF101 in psoriasis were both positive.

“Following a thorough analysis of the data over the coming weeks, we look forward to announcing top line results on the efficacy and safety of CF101 in the treatment of moderate-to-severe plaque psoriasis. If these results are in line with the previously published favorable interim data, then we believe CF101 could offer a much-needed treatment alternative to patients living with psoriasis,” stated Can-Fite CEO Dr. Pnina Fishman.

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. According to Global Data, the psoriasis treatment market was worth $3.6 billion in 2010 and is forecast to grow to $6.7 billion by 2018.

This Phase II/III double-blind, placebo-controlled study is designed to test the efficacy of CF101 in patients with moderate-to-severe plaque psoriasis. Can-Fite enrolled 326 patients through 17 clinical centers in the U.S., Europe, and Israel. The first study cohort was comprised of three arms with patients receiving: 1 mg of CF101; 2 mg of CF101; and placebo. All patients receiving placebo were switched to either 1 mg or 2 mg of CF101 after 12 weeks. The primary efficacy endpoints are a statistically significant improvement in standard measures used by dermatologists to assess psoriasis including the Psoriasis Area Sensitivity Index (PASI) score and the secondary end points among others are the Physicians' Global Assessment (PGA) score as well as various safety parameters.

About Psoriasis

Psoriasis is a skin condition that affects 2% to 3% of the general population according to the National Psoriasis Foundation. The disease is manifested by scaly plaques on the skin and in the severe form has a major effect on the physical and emotional well-being of the patients. Topical agents are typically used for mild disease, phototherapy for moderate disease, and systemic agents for severe disease. For moderate to severe cases, systemic biologic drugs, delivered via IV, have dominated the market. According to the National Psoriasis Foundation, common side effects of biologics include respiratory infections, flu-like symptoms, and injection site reactions while rare side effects include serious nervous system disorders, such as multiple sclerosis, seizures, or inflammation of the nerves of the eyes, blood disorders, and certain types of cancer. We believe a significant need remains for novel oral and safe drugs for patients who do not respond to existing therapies or for whom these therapies are unsuitable.

About CF101

CF101, an A3 adenosine receptor agonist, is a novel, first in class, small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. CF101 is currently developed for the treatment of autoimmune inflammatory diseases including rheumatoid arthritis (completed Phase II) and psoriasis (Phase II/III).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company’s CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114